May 31, 2022

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On April 4, 2022, the Registrant, on behalf of its series, the Catalyst Systematic Alpha Fund (the “Fund”), filed an amendment to its registration statement (the “Amendment”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on May 18, 2022, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Principal Investment Strategies

Comment 1: Please consider revising the penultimate sentence of the first paragraph under the heading “Principal Investment Strategies” to reflect that the Fund seeks exposure to the Benchmark by investing in a wholly-owned and controlled subsidiary that invests in non-exchange-traded total return swap contracts.

Response: The Registrant has given thoughtful consideration to the Staff’s comment, but respectfully declines to revise its disclosures in the manner suggested because the Fund does not solely seek exposure to the Benchmark through the Subsidiary. The Registrant has amended its disclosures to state the following:

The Fund generally seeks exposure to the Benchmark by investing in one or more structured notes and/or one or more non-exchange-traded total return swap contracts. These instruments generate returns that approximate the Benchmark returns either in whole or through a combination of the Benchmark’s components, with some or all of the Benchmark replication instruments being held through a wholly-owned and controlled subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”).

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Ms. Elisabeth M. Bentzinger

May 31, 2022

Comment 2: The Fund’s investment in swaps is not referenced in the section under the sub-heading “Benchmark Component.” Please consider noting in the first sentence underneath the sub-heading that the subsidiary invests in swaps.

Response: The Registrant has amended its disclosures to state the following:

The Fund’s investment advisor, Catalyst Capital Advisors, LLC (the “Advisor”) executes the Benchmark Component of the Fund’s strategy by investing in structured notes or swap contracts, with some or all of the structured notes or swap contracts being held through the Subsidiary.

Comment 3: In the third sentence of the paragraph referenced in Comment 2, please re-phrase “risk premia” and “non-linear and hedged investment strategies” in plain-English.

Response: The Registrant notes that the Fund has attempted to define “risk premia” in plain-English in the sentence referenced by the Staff. The Registrant has amended its disclosures to state the following:

The Benchmark is an absolute return, multi-risk premia index (i.e., a multi-risk factor index) that attempts to capture various sources of systematic risks in the capital markets. Risk premia refers to sources of return derived by accepting risks beyond those inherent in traditional broad market exposures. Risk premia are considered the building blocks of many variable (i.e., non-linear) and hedged investment strategies. Risk premia strategies use publicly traded instruments, tend to have low correlation to equities and bonds as well as to one another, and have historically had persistent positive returns over a variety of market environments and time periods. The multi-risk premia strategy Benchmark seeks absolute returns through risk-balanced exposure to carry, momentum and volatility risk premia across the equity, commodity, forex and fixed income markets and synthetically invests in the components of the six pre-existing BNP Paribas Risk Premia Indexes (identified in the table below and collectively the “Underlying Indexes”), which consist of futures on equity indices, commodities, government bonds ~~interest rates~~ and non-government bonds, and currency forwards.

Comment 4: Please explain what “interest rates” means in the context of the penultimate sentence of the paragraph referenced in Comment 2.

Response: The Registrant refers to its response to Comment 3.

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Ms. Elisabeth M. Bentzinger

May 31, 2022

Comment 5: Please identify the countries or geographic regions where the Underlying Indexes may have significant exposure and provide corresponding risk disclosure, particularly where the exposure is to emerging market countries, including China or Russia.

Response: The Registrant notes that the geographic regions and countries where the Underlying Indexes may have significant exposure are disclosed in the Fund’s Item 9 disclosures to present a more layered disclosure of the Fund’s principal investment strategies. The Registrant has confirmed that the Fund does not anticipate significant exposure to emerging market countries.

Principal Investment Risk Disclosures

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to a fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 7: The Fund’s disclosure of “Credit Risk” makes reference to junk bonds. If that is accurate, please provide corresponding investment strategy disclosure.

Response: The Registrant has amended it disclosures to state the following:

Credit Risk. Credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund’s total return. ~~The Fund may invest in high-yield, high-risk securities, commonly called “junk bonds,” that are not investment grade and are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.~~ Credit risk may be substantial for the Fund.

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Ms. Elisabeth M. Bentzinger

May 31, 2022

Comment 8: The Fund’s disclousres of “Leverage Risk” and “Management Risk” make reference to options. If true, please delete “options” from “Leverage Risk” and replace “options” with “futures” in “Management Risk.”

Response: The Registrant has amended its disclosures to state the following:

Leverage Risk. Using derivatives like futures ~~and options~~ to increase the Fund’s combined long and short exposure creates leverage, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

Management Risk. The portfolio managers’ judgments about the attractiveness, value and potential appreciation of particular stocks, ~~options~~ futures or other securities in which the Fund invests may prove to be incorrect and there is no guarantee that the portfolio managers’ judgment will produce the desired results.

Comment 9: If the Registrant anticipates, as a result of the change in investment strategy, any portfolio repositioning that would result in a higher portfolio turnover, please enhance the disclosure of “Turnover Rate Risk.” If true, add disclosure that shareholders who purchase fund shares may have adverse tax consequences due to the repositioning. Please note that any significant variation in turnover rate should be disclosed in Item 16(e) of the Statement of Additional Information.

Response: The Registrant has reviewed the Fund’s disclosure of “Turnover Rate Risk” and believes that it accurately describes the risk of the Fund’s revised investment strategy as stated.

Comment 10: Please confirm the disclosure of “Wholly-Owned Subsidiary Risk.” It appears that a sentence may have been omitted in the disclosure regarding the potential for higher costs to investors.

Response: The Registrant has amended its disclosures to state the following:

Wholly-Owned Subsidiary Risk.    By investing in the Subsidiary, the Fund is indirectly exposed to the commodities risks associated with the Subsidiary’s investments in commodity-related instruments. Shareholders of the Fund are indirectly subject to the principal risks of the Subsidiary by virtue of the Fund’s investment in the Subsidiary. There can be no assurance that the Subsidiary’s investments will contribute to the Fund’s returns. The Subsidiary is not registered under the Investment Company Act of 1940, as amended, and is not subject to all the investor protections of the act. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and could adversely affect the Fund, such as by reducing the Fund’s investment returns. Your cost of investing in the Fund

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Ms. Elisabeth M. Bentzinger

May 31, 2022

will be higher because you indirectly bear the expenses of the Subsidiary. The Fund and the Subsidiary are “commodity pools” under the U.S. Commodity Exchange Act, and the Advisor is a “commodity pool operator” registered with and regulated by the Commodity Futures Trading Commission (“CFTC”). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations apply with respect to the Fund and the Subsidiary and subject each to CFTC penalties if reporting was found to be deficient.

Performance

Comment 11: If applicable, please state underneath the bar graph that the performance shown is not reflective of the Fund’s revised investment strategy.

Response: The Registrant has amended its disclosures to state the following:

~~Effective July 1, 2021, the Fund changed its strategy and t~~The Sub-Advisor began managing a portion of the Fund’s portfolio on July 1, 2021. Effective June 3, 2022, the Fund changed its strategy. Performance information for periods prior to June 3, 2022 ~~July 1, 2021~~ does not reflect the current investment strategy. Consequently, the performance record may be less pertinent for investors considering whether to purchase shares of the Fund.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 12: In the first sentence under the heading “Principal Investment Strategies,” please revise the sentence to state that the Fund’s main investment strategies are summarized in the Summary Section of the Prospectus.

Response: The Registrant has amended its disclosures to state the following:

The Fund’s main investment strategies are summarized ~~discussed~~ in the Summary Section for the Fund and are the strategies that the Advisor and/or Sub-Advisor believes are most likely to be important in trying to achieve the Fund’s investment objective.

Comment 13: Please confirm that a romanet was not omitted in the second sentence under the subheading “Catalyst Systematic Alpha Fund.” If not, then please remove “(i)” from the sentence.

Response: The Registrant has amended its disclosures to state the following:

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Ms. Elisabeth M. Bentzinger

May 31, 2022

The Fund seeks excess return, after the impact of fees and expenses, above the Benchmark through ~~(i)~~ actively managing an equity portfolio (“Equity Component”).

Comment 14: Please explain “mean-reversion” and “Modern Portfolio Theory” in plain-English as those terms are used in the second paragraph under the sub-heading “Benchmark Component.”

Response: The Registrant has added the following sentences to the end of the paragraph referenced in Comment 14:

Mean reversion is the assumption that asset prices and historical returns eventually revert to their long-term mean or average level. Modern Portfolio Theory states that, given a desired level of risk, an investor can optimize the expected returns of a portfolio through diversification.

Comment 15: Please provide the maximum component weights or caps referenced at the end of the penultimate paragraph under the sub-heading “Benchmark Component.”

Response: The Registrant has amended its disclosures to include the following table:

BNP Paribas Index Component	Maximum Component Weighting
BNP Paribas Dynamic Volatility Roll-Down US Index	40%
BNP Paribas GALAXY G10 Excess Return USD Index	60%
BNP Paribas Enhanced Kinetis Money Market Excess Return USD Index	50%
BNP Paribas Commodity Daily Dynamic Alpha Curve ex-Agriculture and Livestock ER Index	100%
BNP Paribas Intraday Trend US 2 Index	20%
BNP Paribas Multi Asset Diversified 5 Index	130%

Comment 16: Please reconcile the second sentence under the sub-heading “Subsidiary” on page 17 of the Prospectus with similar language on page 70 of the Prospectus underneath the heading “Subsidiary” and page 34 of the Statement of Additional Information underneath the heading “Organization and Management of Wholly-Owned Subsidiary” to reflect that the Subsidiary invests a majority of its assets in commodities and other futures contracts and swaps that seek to track the Benchmark

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Ms. Elisabeth M. Bentzinger

May 31, 2022

Response: The Registrant has amended its disclosures to state the following:

The Fund executes a portion of its strategy by investing up to 25% of its total assets in a wholly-owned and controlled Subsidiary. The Subsidiary invests the majority of its assets in commodities and other futures contracts, structured notes and swaps that seek to track the Benchmark and is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.

Statement of Additional Information

Comment 17: The Fund’s Statement of Additional Information incorporates the Fund’s Annual and Semi Annual Reports by reference. Please include a hyperlink to the Annual Report pursuant to the Securities Act and 1940 Act.

Response: The Registrant will amend its disclosures to include a hyperlink to the Annual and Semi-Annual Reports incorporated by reference.

Comment 18: Please replace “illiquid securities” with “illiquid investments” throughout the Statement of Additional Information be consistent with Rule 22e-4.

Response: The Registrant has amended its disclosures accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser